                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)
  [ X ]              ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended February 28, 2001

                                       OR

   [ ]             TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

               For the transition period from ________ to ________

                             Commission File Number
                                     1-6699




                STOCK PURCHASE PLAN OF ROBIN HOOD MULTIFOODS INC.
                                 60 COLUMBIA WAY
                            MARKHAM, ONTARIO L3R 0C9
                        (Full title and address of plan)



                      INTERNATIONAL MULTIFOODS CORPORATION
                          110 CHESHIRE LANE, SUITE 300
                          MINNETONKA, MINNESOTA 55305
      (Name of issuer and address of principal executive offices of issuer)

INDEPENDENT AUDITORS' REPORT


The Savings Committee Stock Purchase Plan of Robin Hood Multifoods Inc.


We have audited the accompanying statements of financial condition of the Stock Purchase Plan of Robin Hood Multifoods Inc., as of February 28, 2001 and February 29, 2000, and the related statements of income and changes in plan equity for each of the years in the three-year period ended February 28, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of February 28, 2001, and February 29, 2000, and the income and changes in plan equity for each of the years in the three-year period ended February 28, 2001, in conformity with accounting principles generally accepted in the United States of America.



/s/  KPMG LLP
Minneapolis, Minnesota
May 4, 2001

STOCK PURCHASE PLAN OF
ROBIN HOOD MULTIFOODS INC.

Statements of Financial Condition

February 28, 2001 and February 29, 2000
(Expressed in Canadian Dollars)


---------------------------------------------------------------------------------------------------------------
                                                                                      2001                2000
---------------------------------------------------------------------------------------------------------------
ASSETS

Cash and short term investments                                                 $    2,465          $    6,782
Contributions and deposits receivable:
     Employee                                                                       72,643              71,957
     Employer                                                                       35,111              33,728
---------------------------------------------------------------------------------------------------------------
                                                                                   107,754             105,685

Investment in shares of common stock of International Multifoods Corporation at fair value:
      2001 :  9,909 shares, cost = $ 241,925                                       285,169             182,922
      2000 : 11,543 shares, cost = $ 284,832
---------------------------------------------------------------------------------------------------------------
                                                                                $   395,388         $   295,389
---------------------------------------------------------------------------------------------------------------


PLAN EQUITY                                                                     $   395,388         $   295,389

---------------------------------------------------------------------------------------------------------------


See accompanying notes to financial statements.

STOCK PURCHASE PLAN OF
ROBIN HOOD MULTIFOODS INC.

Statements of Income and Changes in Plan Equity

Years ended February 28, 2001, February 29, 2000 and February 28, 1999 (Expressed in Canadian Dollars)


-----------------------------------------------------------------------------------------
                                                    2001         2000          1999
-----------------------------------------------------------------------------------------
Investment Income:
     Cash dividends                             $   51,017   $   27,589    $   23,049
     Interest income                                     0           23           110
-----------------------------------------------------------------------------------------
                                                    51,017       27,612        23,159
Increase (decrease) in unrealized
     gain/loss on investment                       145,154      (81,392)      (32,988)
Realized gain (loss) on withdrawals
     of common stock                               281,008     (600,499)     (112,907)
-----------------------------------------------------------------------------------------
Net investment gain (loss)                         477,179     (654,279)     (122,736)
-----------------------------------------------------------------------------------------

Contributions and deposits:
     Deposits by members                           861,425      829,190       783,002
     Contributions by participating
          Employer, net of forfeitures
           on termination                          420,760      405,829       389,642
-----------------------------------------------------------------------------------------
        Total contributions and deposits         1,282,185    1,235,019     1,172,644
-----------------------------------------------------------------------------------------

Total increase in plan equity                    1,759,364      580,740     1,049,908


Withdrawals:
     Cash                                           10,213        6,303        11,691
     Distributions in stock                      1,649,152      608,772     1,004,559
-----------------------------------------------------------------------------------------
        Total withdrawals                        1,659,365      615,075     1,016,250
-----------------------------------------------------------------------------------------

Net increase (decrease) in plan equity              99,999      (34,335)       33,658

Balance of plan equity at beginning of year        295,389      329,724       296,066

-----------------------------------------------------------------------------------------
Balance of plan equity at end of year            $ 395,388    $ 295,389     $ 329,724
-----------------------------------------------------------------------------------------


See accompanying notes to financial statements.

STOCK PURCHASE PLAN OF
ROBIN HOOD MULTIFOODS INC.

Notes to Financial Statements

February 28, 2001, February 29, 2000 and February 28, 1999

--------------------------------------------------------------------------------

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

        The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. Transactions in securities are recorded on the transaction date. The investment in common stock of International Multifoods Corporation ("Multifoods") is stated at fair market value based on published market value.

        Robin Hood Multifoods Inc. and its participating subsidiary corporations (the "Employer") pay all administrative costs of the Stock Purchase Plan of Robin Hood Multifoods Inc., (the "Plan").

        On or about February 15 of each year, the unit value of the vested units or portions thereof of the Trust Fund credited to each participating employee's ("Member's") account on the date of distribution are distributed in full shares of Common Stock of Multifoods to the extent possible and the balance, if any, is paid in cash.

        Realized gains or losses reflect the difference between fair market values of stock withdrawals by Members and historical cost of the shares on a first-in, first-out basis ("FIFO").

2.       SUMMARY DESCRIPTION OF PLAN:

        The Plan is a voluntary investment plan intended to provide an opportunity for salaried employees of the Employer to become stockholders of Multifoods and to encourage them to invest on a regular basis. A Member may contribute monthly from 2% to 5% of regular salary to the Plan. The Employer contributes an amount equal to 50% of the Member's contribution.

        Contributions of a Member, and of the Employer on behalf of the Member, are calculated and maintained in terms of shares of stock. The number of employees participating in the Plan together with the share and the share values of the participations under the Plan at February 28, 2001, February 29, 2000 and February 28, 1999 were as follows:



        -----------------------------------------------------------------------------------------------------------
                                                                      2001                2000                 1999
        -----------------------------------------------------------------------------------------------------------
        Number of employees                                            332                 351                  340
        Number of units                                              9,909              11,543                6,769
        Net asset value per share:
                     At cost                                      $ 24.415            $ 24.676             $ 35.724
                     At market                                      28.778              15.847               32.692
        -----------------------------------------------------------------------------------------------------------

STOCK PURCHASE PLAN OF
ROBIN HOOD MULTIFOODS INC.

Notes to Financial Statements, page 2

February 28, 2001, February 29, 2000 and February 28, 1999

--------------------------------------------------------------------------------

2.       SUMMARY DESCRIPTION OF PLAN (CONT.):

         Employees' contributions are fully vested. Employer contributions become fully vested after the employee has been a Member of the Plan for three years, or upon retirement, pre-retirement death or disability, and certain other occurrences. The amounts forfeited by employees who withdraw prior to becoming fully vested are used to reduce subsequent Employer contributions.

         Robin Hood Multifoods Inc. may at any time, by action of its Board of Directors, terminate the Plan or discontinue contributions with respect to any one or more participating Employers. Upon termination or discontinuance of contributions, Employer contribution amounts in Member accounts will be distributable to the Member or his or her beneficiary.

         The corporations represented by the Employer are all Canadian corporations and all Members are Canadian residents. The Plan is not subject to the provisions of the United States Employee Retirement Income Security Act of 1974.

3.       REALIZED GAINS OR LOSSES:

         Realized gains or losses resulting from withdrawals and distributions to Members of Multifoods Common Stock are as follows:


-------------------------------------------------------------------------------------------------------
                                                                                            MULTIFOODS
                                                                                          COMMON STOCK
-------------------------------------------------------------------------------------------------------
2001:
             Aggregate market value/ proceeds                                             $  1,649,152
             Aggregate FIFO cost                                                             1,368,144
-------------------------------------------------------------------------------------------------------
Realized gain                                                                             $    281,008
-------------------------------------------------------------------------------------------------------

2000:
             Aggregate market value/ proceeds                                             $    608,772
             Aggregate FIFO cost                                                             1,209,271
-------------------------------------------------------------------------------------------------------
Realized loss                                                                             $   (600,499)
-------------------------------------------------------------------------------------------------------

1999:
             Aggregate market value/ proceeds                                             $  1,004,560
             Aggregate FIFO cost                                                             1,117,467
-------------------------------------------------------------------------------------------------------
Realized loss                                                                             $   (112,907)
-------------------------------------------------------------------------------------------------------

STOCK PURCHASE PLAN OF
ROBIN HOOD MULTIFOODS INC.

Notes to Financial Statements, page 3

February 28, 2001, February 29, 2000 and February 28, 1999

--------------------------------------------------------------------------------

4.       INCOME TAXES:

         The Plan is not subject to U.S. or Canadian income taxes. Members are subject to Canadian income tax each year on the amount of Employer contributions to the Plan and income (including a portion of capital gains less capital losses arising and realized after December 31,
         1971) from the Trust Fund allocated for the year by the trustee to their accounts, even though Employer contributions are on a contingent basis. Distributions from the Plan will be received by Members free of any further Canadian tax. If amounts are forfeited under the Plan, the Members affected will be entitled to a refund of 15 percent of the amounts contingently allocated to their accounts and previously included in their income for tax purposes.

5.       CONTRIBUTIONS AND DEPOSITS:

         Contributions and deposits for the years ended February 28, 2001, February 29, 2000 and February 28, 1999 are as follows:


         ------------------------------------------------------------------------------------------------------
         Members                                               2001                 2000                  1999
         ------------------------------------------------------------------------------------------------------
         Robin Hood Multifoods Inc.                       $ 793,274            $ 751,504             $ 700,587
         Multifoods Inc.                                     63,412               73,386                78,556
         Gourmet Baker Inc.                                   4,739                4,300                 3,859
         ------------------------------------------------------------------------------------------------------
                                                          $ 861,425            $ 829,190             $ 783,002
         ------------------------------------------------------------------------------------------------------


         ------------------------------------------------------------------------------------------------------
         Employer                                              2001                 2000                  1999
         ------------------------------------------------------------------------------------------------------
         Robin Hood Multifoods Inc.                       $ 386,684            $ 366,985             $ 348,434
         Multifoods Inc.                                     31,706               36,694                39,278
         Gourmet Baker Inc.                                   2,370                2,150                 1,930
         ------------------------------------------------------------------------------------------------------
                                                          $ 420,760            $ 405,829             $ 389,642
         ------------------------------------------------------------------------------------------------------

Employer contributions are net of forfeitures.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                   STOCK PURCHASE PLAN OF
                                   ROBIN HOOD MULTIFOODS INC.




May 23, 2001                       By: /s/ Robert C. Morgan
                                       ----------------------------------------
                                       Robert C. Morgan
                                       Member of the Savings Committee

                                  EXHIBIT INDEX


23       Consent of KPMG LLP